FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  17 March 2005


                        Commission File Number 000-02404



                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)



           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding 'Notice of EGM' dated 17 March 2005





                    NOTICE OF EXTRAORDINARY GENERAL MEETING
                           BALTIMORE TECHNOLOGIES PLC
                                 (CRN: 2643615)
                                (the "Company")

NOTICE is hereby given under the Companies Act 1985 of an extraordinary general meeting of the Company to be held at the offices of BDO Stoy Hayward LLP, 8 Baker Street, London W1U 3LL on 12th April 2005 at 10.00am for the purpose of considering and if thought fit passing the following resolutions as special resolutions:


                              SPECIAL RESOLUTIONS

1. THAT the Articles of Association of the Company be and are hereby amended with immediate effect as follows:-

(i) by inserting the words "in these Articles" after the words "and so that references" in line 8 of Article 9 (g) (i);

(ii) by deleting the following words from the second line of Article 36(a):- "(not being fully paid shares)";

(iii) by deleting the following words from the third line of Article 36 (a):- "(not being fully paid shares)";

(iv)  by deleting Article 36 (b) and substituting it with the following new
      Article 36 (b):-

      "Without prejudice to any other provision of these Articles, the Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer of shares (whether partly or fully paid) to:-

      (i) any person who is resident in the United States of America (other than an existing member resident in the United States of America) if there are at the time of such proposed transfer 250 or more members resident in the United States of America; or

      (ii) any person not holding or being interested in shares in the Company carrying in excess of 9.99 per cent. of the votes ordinarily exercisable at any general meeting of the Company as at 17th March 2005 ("36 Acquirer") who would, in the event that the transfer of shares in question was registered, either alone or together with any persons acting in concert with the 36 Acquirer ("36 Concert Persons") or any connected persons of the 36 Acquirer or those 36 Concert Persons (or any party which it or they own or control, which is owned or controlled by it or them, or is under common control with it or any persons acting in concert with any such parties) become interested in shares in the Company carrying in excess of
            9.99 per cent. of the votes ordinarily exercisable at any general meeting of the Company.

(v) by deleting the following words from the first line of Article 36 (d):- "and in exceptional circumstances approved by the London";

(vi) by deleting the following words from the second line of Article 36 (d):- "Stock Exchange";

(vii) by the insertion of the following words after Article 184:-


XII     COMPULSORY TRANSFER PROVISIONS

Acquisitions of shareholdings of a certain size

185. (a) In the event that any person not holding or being interested in shares in the Company carrying in excess of 9.99 per cent. of the votes ordinarily exercisable at any general meeting of the Company as at 17th March 2005 ("185 Acquirer") either alone or together with any persons acting in concert with the 185 Acquirer ("185 Concert Persons") or any connected persons of the 185 Acquirer or those 185 Concert Persons (or any party which it or they own or control, which is owned or controlled by it or them, or is under common control with it or any persons acting in concert with any such parties), becomes, after 17th March 2005, interested in shares in the Company carrying in excess of 9.99 per cent. of the votes ordinarily exercisable at any general meeting of the Company then, the Board, in its absolute discretion, shall have the power to transfer the shares which are the subject of the interest described above ("185 Shares") (but to the extent only that such shares convey an interest in shares in the Company carrying in excess of 9.99 per cent. of the votes ordinarily exerciseable at any general meeting of the Company) on behalf of the person so interested in accordance with Article 185 (c)-(h) inclusive and in such manner and on such terms as it thinks fit and it shall also be empowered to implement such arrangements as it considers fit to enable it to exercise its power under this Article.

(b) If the Board wishes to exercises its power under this Article 185, it shall serve written notice on the holder of the 185 Shares within 28 days of becoming aware of such person becoming so interested (and the date on which such person shall become so interested shall be referred to as the "185 Interest Date") but its failure to do so for any reason shall not invalidate the transfer.

(c) The Chairman for the time being of the Company, or failing him one of the Directors of the Company or some other person duly nominated by a resolution of the Board for that purpose, shall be deemed to be the duly appointed agent of the holder with full power to execute, complete and deliver in the name and on behalf of the holder the necessary transfer and a share certificate in respect of the 185 Shares necessary to give effect to the transfer of the 185 Shares to the relevant transferee and, where a sale agreement is to be executed in connection with the transfer, such sale agreement.

(d) The appointment referred to in Article 185 (c) shall be irrevocable.

(e) The Board may receive and give a good discharge for the purchase money on behalf of the holder and (subject to the transfer being duly stamped) enter the name of the transferee in the Register as the holder by transfer of the 185 Shares.

(f) The Board shall forthwith pay the purchase money into a separate bank account in the Company's name and if and when the holder shall deliver up its share certificate or certificates for the 185 Shares to the Company (or an indemnity in a form reasonably satisfactory to the Board in respect of any lost certificate) it shall thereupon be paid the purchase money, without interest and less any sums owed to the Company by the holder pursuant to these Articles or otherwise.

(g) If such share certificate shall comprise any shares which the holder has not become bound to transfer as aforesaid the Company shall issue to it a balance share certificate for such shares.

(h) The Company shall ratify and confirm whatever the person appointed pursuant to this Article shall do or purport to do by virtue of this Article and the Company shall indemnify such person against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise or the purported exercise in good faith of any of the powers conferred by this Article and notwithstanding that they may have arisen as a result of a lack of care on the part of such person.

(i) With effect from the 185 Interest Date until such time as the Board, in its absolute discretion, determines the 185 Shares shall cease to confer upon the holder thereof (or any proxy thereof) any rights:

    (i) to vote (whether on a show of hands or on a poll and whether exercisable at a general meeting of the Company or at any separate meeting of the class in question); or

    (ii)  to receive dividends or other distributions on the 185 Shares; or

    (iii) otherwise attaching to the 185 Shares.


Acquisitions by United States resident members

186. (a) In the event that any person who is resident in the United States of America ("US Resident") becomes, on or after 12th April 2005, interested in shares at a time when 250 or more members are resident in the United States of America, then the Board, in its absolute discretion, shall have the power to transfer any shares ("186 Shares") held by the US Resident or in which the US Resident is interested on behalf of the US Resident person in accordance with
Article 186 (c)-(h) inclusive and in such manner and on such terms as it thinks fit at the "Prescribed Price". The Board shall be empowered to implement such arrangements as it considers fit to enable it to exercise its power under this Article.

(b) If the Board wishes to exercises its power under this Article 186, it shall serve written notice on the US Resident within 5 days of becoming aware of such person becoming so interested (and the date on which such person shall become so interested shall be referred to as the "186 Interest Date") but its failure to do so for any reason shall not invalidate the transfer.

(c) The Chairman for the time being of the Company, or failing him one of the Directors of the Company or some other person duly nominated by a resolution of the Board for that purpose, shall be deemed to be the duly appointed agent of the holder with full power to execute, complete and deliver in the name and on behalf of the holder the necessary transfer and a share certificate in respect of the 186 Shares necessary to give effect to the transfer of the 186 Shares to the relevant transferee and, where a sale agreement is to be executed in connection with the transfer, such sale agreement.

(d) The appointment referred to in Article 186 (c) shall be irrevocable.

(e) The Board may receive and give a good discharge for the purchase money on behalf of the holder and (subject to the transfer being duly stamped) enter the name of the transferee in the Register as the holder by transfer of the 186 Shares.

(f) The Board shall forthwith pay the purchase money into a separate bank account in the Company's name and if and when the holder shall deliver up its share certificate or certificates for the 186 Shares to the Company (or an indemnity in a form reasonably satisfactory to the Board in respect of any lost certificate) it shall thereupon be paid the purchase money, without interest and less any sums owed to the Company by the holder pursuant to these Articles or otherwise.

(g) If such share certificate shall comprise any shares which the holder has not become bound to transfer as aforesaid the Company shall issue to it a balance share certificate for such shares.

(h) The Company shall ratify and confirm whatever the person appointed pursuant to this Article shall do or purport to do by virtue of this Article and the Company shall indemnify such person against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise or the purported exercise in good faith of any of the powers conferred by this Article and notwithstanding that they may have arisen as a result of a lack of care on the part of such person.

(i) With effect from the 186 Interest Date until such time as the Board, in its absolute discretion, determines the 186 Shares shall cease to confer upon the holder thereof (or any proxy thereof) any rights:

    (i) to vote (whether on a show of hands or on a poll and whether exercisable at a general meeting of the Company or at any separate meeting of the class in question); or

    (ii)  to receive dividends or other distributions on the 186 Shares; or

    (iii) otherwise attaching to the 186 Shares.

(j) For the purpose of this Article 186, the Prescribed Price shall be the lower of (i) the price paid by the US Resident for each 186 Share and (ii) the price determined by the auditors of the Company from time to time and certified to the Board to be the amount which represents in their opinion market value of each 186 Share as at the 186 Interest Date. For this purpose the market value shall be the amount a willing buyer would pay to a willing seller with no discount being applied or premium added due to the 186 Shares where relevant conferring a minority or majority voting rights in the shares or any class of shares in the capital of the Company. In making and certifying their determination under this Article the auditors shall act at the cost and expense of the Company as experts and not as arbitrators and their determination shall in the absence of manifest error be final and binding on all persons concerned and, in the absence of fraud, they shall be under no liability to any person by reason of their determination or certificate.

187. A transfer of shares under these Articles shall be deemed to be a transfer of the entire legal and beneficial interest in such shares free from any lien, charge or other encumbrance.


2.  THAT the name of the Company be changed to "Baltimore plc".

Dated this 17th day of March 2005.

By Order of the Board       Registered Office:
                            69 Eccleston Square
                            London
                            SW1V 1PJ


SECRETARY


NOTES: A member entitled to attend and vote at the above convened Meeting is entitled to appoint a proxy to attend instead of him. A proxy need not be a member of the Company. To be effective at the Meeting, proxy forms must be deposited at the offices of the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time fixed for the Meeting. Appointment of a proxy will not preclude a member from attending and voting in person at the Meeting.

        Each member entitled to vote on a resolution has one vote on a show of hands if present in person or, if such resolution is put to a poll, has one vote for every ordinary share held by him if present in person or by proxy.

        Pursuant to regulation 41(1) of the Uncertificated Securities Regulations (2001), the Company specifies that in order to have the right to attend and vote at the Meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of holders of the ordinary shares of the Company by no later than close of business on the day before the Meeting. Changes to entries on the register after this time shall be disregarded in determining the rights of any person to attend or vote at the Meeting.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc


                By:         /s/Tim Lovell
                Name:       Tim Lovell
                Title:      Finance Director


Date: 17 March 2005